

SECU.  17005842  C

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

FEB 27 2017

Washington DC
416

| SEC FILE NUMBER |
| --- |
| 8-48931 |

### FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING    01/01/2016    AND ENDING    12/31/2016

MM/DD/YY                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bay Crest Partners, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 42nd Floor

(No. and Street)

New York                New York                10005

(City)                (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Gettenberg                        (212)-668-8700

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP

(Name – if individual, state last, first, middle name)

| 132 Nassau Street, Suite 1023 | New York | NY | 10038 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

    X   Certified Public Accountant
        Public Accountant
        Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



# OATH OR AFFIRMATION

I, _William P. Mulligan JR._____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_Bay Crest Partners, LLC_____ , as
of _December 31_, 2016, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## BAY CREST PARTNERS, LLC
## TABLE OF CONTENTS
## FOR YEAR ENDED DECEMBER 31, 2016

| | |
|---|---|
| Independent Auditors' Report | 1 |
| Statement of Financial Condition | 2 |
| Notes to Financial Statement | 3-5 |



# LERNER & SIPKIN
## CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038    Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.                                          Joseph G. Sipkin, C.P.A.
jlerner@lernersipkin.com                                      jsipkin@lernersipkin.com

## INDEPENDENT AUDITORS' REPORT

To the Members of
Bay Crest Partners, LLC
40 Wall St – 42nd FL
New York, NY 10005

We have audited the accompanying statement of financial condition of Bay Crest Partners, LLC
(the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's
management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial
condition in accordance with accounting principles generally accepted in the United States of America;
this includes the design, implementation, and maintenance of internal control relevant to the preparation
and fair presentation of the statement of financial condition that is free from material misstatement,
whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight
Board (United States). Those standards require that we plan and perform the audit to obtain reasonable
assurance about whether the financial statements are free of material misstatement. An audit includes
examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An
audit also includes assessing the accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement presentation. We believe that our audit
provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material
respects, the financial position of Bay Crest Partners, LLC as of December 31, 2016 in conformity with
accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 16, 2017

## BAY CREST PARTNERS, LLC

### STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2016

**ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 5,363,211 |
| Due from broker | | 930,875 |
| Commissions receivable | | 1,330,960 |
| Other assets | | 144,635 |
| Total assets | $ | 7,769,681 |

**LIABILITIES AND MEMBERS' EQUITY**

**Liabilities:**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 5,285,770 |
| Payable to parent | | - |
| Total liabilities | | 5,235,770 |

**Commitments and Contingencies** (Notes 3 and 4)

**Members' equity** (Note 5)

| | | |
|---|---|---:|
| Members' capital | | 2,483,911 |
| Total members' equity | | 2,483,911 |
| Total liabilities and members' equity | $ | 7,769,681 |

The accompanying notes are an integral part of this statement

NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016

**Note 1 - Nature of Business**

Bay Crest Partners, LLC (The "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC").

Bay Crest Partners, LLC, a limited liability company, is a New York State company formed in 1993 for the purpose of conducting bu New York Stock Exchange.

Freedom Holding Group, LLC, a limited liability company ("The Parent"), is a New York State company formed in 2008 as the 100% owner of the Company.

The Company operates under the provisions of Paragraph (k)(2)(ii)of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

**Note 2 - Summary of Significant Accounting Policies**

a) **Revenue Recognition**

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) **Income Taxes**

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based on Company income, if applicable.

c) **Cash and Cash Equivalents**

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) **Use of Estimates**

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e) **Subsequent Events**

The Company has evaluated events and transactions that occurred between January 1, 2016 and February 16, 2017, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3

NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016

**Note 3 -   Commitments and Contingencies**

**Office Lease**

A lease, expiring February 28, 2020, for the premises occupied by the Company, has been executed by the Parent. The company pays substantially all of such costs. At December 31, 2016, the minimum rental commitments, before escalations, under this lease, are as follows:

| Year | Amount |
|------|--------|
| 2017 | 585,596 |
| 2018 | 585,596 |
| 2019 | 585,596 |
| 2020 | 97,599 |

**Legal Proceeding**

An arbitration proceeding was commenced against the Company alleging torturous interference with contract and prospective economic relationship and aiding and abetting a breach of contract and fiduciary duty relating to its hiring of an employee.

Unspecified money damages are being sought from the Company. Discovery is currently ongoing. An arbitration hearing is scheduled for March 2017.

The Company denies all claims asserted against it and is vigorously defending itself in this proceeding, The Company has accrued $90,000 for this matter for costs and any possible adverse outcome.

**Note 4 -   Profit Sharing Plan**

The Company maintains a defined contribution plan covering substantially all employees.  The Company contributes annually at the discretion of management. The Company's maximum contribution is 5% of the eligible compensation. There was no profit sharing contribution for 2016.

**BAY CREST PARTNERS, LLC**

NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016

**Note 5 -    Financial Statements with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

**Note 6 -    Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2016, the Company had Net Capital of $2,111,878 which was $1,759,493 in excess of its required net capital of $352,385. The Company's net capital ratio was 250.29%.

# BAY CREST PARTNERS, LLC

**Schedule of the Determination of SIPC Net Operating Revenues and
General Assessment**

**For the year ended December 31, 2016**

## BAY CREST PARTNERS, LLC
## TABLE OF CONTENTS
## FOR YEAR ENDED DECEMBER 31, 2016

Independent Auditors' Report                                                                    1

Schedule of Determination of SIPC Net Operating Revenues and General Assessment                 2

Form SIPC-7                                                                                     3-4



# LERNER & SIPKIN
## CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street. New York. NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin. C.P.A.
jsipkin@lernersipkin.com

To the Members of
Bay Crest Partners, LLC
40 Wall Street – 42rd floor
New York, NY 10005

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by Bay Crest Partners, LLC ("Company") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4).   The Company's management is responsible for the Company's compliance with those requirements.  This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.  The sufficiency of these procedures is solely the responsibility of those parties specified in this report.  Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.  The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.  Accordingly, we do not express such an opinion.  Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

*Lerner & Sipkin CPAs LLP*

Lerner & Sipkin CPAs, LLP (NY)
February 16, 2017

# BAY CREST PARTNERS, LLC
## Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
### For the year ended December 31, 2016

**Determination of SIPC Net Operating Revenues:**

| | |
|---|---|
| Total Revenues (FOCUS line 12/ Part IIA line 9) | $ 38,889,344 |
| Additions | - |
| Deductions | (2,340,547) |
| SIPC Net Operating Revenues | $ 36,548,797 |

**Determination of General Assessment:**

| | |
|---|---|
| SIPC Net Operating Revenues: | $ 36,548,797 |
| General Assessment @ .0025 | 91,372 |

**Assessment Remittance:**

| | |
|---|---|
| Less: Payment made with Form SIPC-6 in July 2016 | (46,185) |
| Assessment Balance Due | $ 45,187 |

**Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2016**

| | |
|---|---|
| SIPC Net Operating Revenues as computed by the Company on Form SIPC-7 | $ 36,548,797 |
| SIPC Net Operating Revenues as computed above | 36,548,797 |
| Difference | $ - |



**SECURITIES INVESTOR PROTECTION CORPORATION**
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
**General Assessment Reconciliation**

For the fiscal year ended December 31 , 20 16
(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**

(33-REV 7/10)

**WORKING COPY**

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Bay Crest Partners LLC
40 Wall Street 42nd Floor
New York, NY 10005-1304

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ilina Stamova 212-668-8700 ext. 17

2. A. General Assessment (item 2e from page 2) — $ 91,372

   B. Less payment made with SIPC-6 filed (exclude interest) — ( 46,185 )
   July 26, 2016
          Date Paid

   C. Less prior overpayment applied — ( )

   D. Assessment balance due or (overpayment) — 45,187

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — 

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 45,187

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) — $ 45,187

   H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bay Crest Partners LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____, 20 17 .

_____
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __Jan 1__ , 20 __16__
and ending __Dec 31__ , 20 __16__
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)  $ 38,889,344

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.    2,336,998

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.    $ 3,549

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).    $

   Enter the greater of line (i) or (ii)    5,309

   Total deductions    2,340,547

2d. SIPC Net Operating Revenues    $ 36,548,797

2e. General Assessment @ .0025    $ 91,372

(to page 1, line 2.A.)